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                                                                       EXHIBIT 4

SUNTRUST ROBINSON HUMPHREY
                  CAPITAL MARKETS
A DIVISION OF SUNTRUST CAPITAL MARKETS, INC.


August 10, 2001

Tom James Company
745 5th Avenue
Suite 1410
New York, NY  10151

Attention:  Mr. Spencer Hays

Re:  Arrangement of Senior Facilities and Junior Capital to be Utilized in the
        Possible Acquisition and recapitalization of Hartmarx Corporation

Dear Spencer:

         In February 2000, SunTrust Bank and SunTrust Equitable Securities Corporation (now named SunTrust Capital Markets, Inc.) reviewed with you the prospects of financing the acquisition of Hartmarx Corporation (the "Target"). As a result of our preliminary discussion and initial due diligence with respect to this proposed transaction (the "Acquisition"), we provided to you on February 23, 2000 a summary of indicative terms and conditions that represented a financing structure we were prepared to consider in support of your interest in the Acquisition, subject to additional due diligence regarding the Target and the Acquisition. On April 10, 2000, we reaffirmed our interest in providing the previously proposed financing via certain correspondence that we understood may accompany a purchase offer from you to the Target's board of directors.

         While we were not subsequently engaged to underwrite the financing for the proposed Acquisition, you have recently advised us of your interest in actively renewing your pursuit of the Acquisition and have requested that we refresh our review of the Target and present an indication of our interest in and the prospect of providing financing for the Acquisition, based on current financial market conditions.

         Based on the prospective purchase price range that you have shared with us and our due diligence regarding the Target's assets and operations, as most recently reported, we believe that senior secured credit facilities with initial funding of up to approximately $185,000,000 may be arranged, the maximum facility size of which will be determined after further due diligence. The borrowing base for a revolving credit facility would be subject to market advance rates on eligible asset categories that would be determined after review and audit of the Target. In addition to senior secured credit facilities, senior subordinated notes may be placed to complement your and your investment partners' equity contributions to complete the Acquisition funding requirements, based on the definitive purchase price for the Target. The current subordinated debt market suggests that


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subordinated notes may be placed in an amount that, together with all outstanding senior debt, would represent up to 3.9x the Target's LTM EBITDA, as adjusted for certain synergies and cost savings that we have discussed.

         Terms and pricing for all credit facilities would be indicative of market conditions at the time of issuance of all respective commitment letters.

         While we are most interested in moving forward in support of your offer, there is additional due diligence required in order to provide formal commitments for the financing described herein. We are prepared to update our engagement letter, at your request, with appropriate terms and conditions that would include the suggested engagement of a "buy-side" financial advisor to assist in facilitating acquisition discussions/negotiations with the Target and its respective board of directors.

         Spencer, we value the long-standing relationship that our organization has enjoyed with you over the past nineteen years and are anxious to once again support you in this strategic endeavor.

Warmest regards,

/s/ Gregory N. Waters                             /s/ E. Donald Besch, Jr.

Gregory N. Waters                                 E. Donald Besch, Jr.
Managing Director                                 Director
SunTrust Capital Markets, Inc.                    SunTrust Bank
Syndicated Finance


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